UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment no. 3)*

MORPHOSYS AG

(Name of Subject Company (Issuer))

NOVARTIS BIDCO AG

an indirect wholly owned subsidiary of

NOVARTIS AG

(Name of Filing Persons (Offerors))

Ordinary Shares, no Par Value

(Title of Class of Securities)

617760202

(CUSIP Number of Class of Securities)

Karen L. Hale
Chief Legal Officer
Novartis AG
Lichstrasse 35
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111
Fax: +41-61-324-7826

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jenny Hochenberg Freshfields Bruckhaus Deringer US LLP 601 Lexington Ave. New York, NY 10022 Telephone: +1 646 863-1626	Doug Smith Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom +44 20 7936 4000

June 16, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis BidCo AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 34,337,809
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 34,337,809

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,337,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 91.17%(1)

14.	Type of Reporting Person (See Instructions) CO

(1) The calculation of the foregoing percentage is based on 37,662,738 outstanding bearer shares (“Shares”) with no-par value (and excluding Shares held in treasury) of MorphoSys AG (the “Issuer”).

CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis Pharma AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 34,337,809
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 34,337,809

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,337,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 91.17%(2)

14.	Type of Reporting Person (See Instructions) CO

(2) The calculation of the foregoing percentage is based on 37,662,738 outstanding Shares (and excluding Shares held in treasury).

CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 34,337,809
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 34,337,809

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,337,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 91.17%(3)

14.	Type of Reporting Person (See Instructions) CO

(3) The calculation of the foregoing percentage is based on 37,662,738 outstanding Shares (and excluding Shares held in treasury).

Explanatory Note

This Amendment No. 3 (the “Amendment No. 3”) amends the statement on Schedule 13D originally filed by the Reporting Persons on April 18, 2024. The Items below amend the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by supplementing it with the following:

On June 14, 2024 and June 16, 2024, the Purchaser acquired 121,331 Shares and 520,000 Shares, respectively, in bilateral off-market transactions at a price of EUR 68.00 per Share.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b)—The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The Purchaser is the direct beneficial owner of 34,337,809 Shares as of 9:00 a.m. New York time on June 17, 2024, representing approximately 91.17% of all Shares (including Shares represented by ADSs and excluding Shares held in treasury), which takes into account any Shares (including Shares represented by ADSs) tendered during the Additional Acceptance Period.

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof has beneficial ownership of any Shares, except as set forth on Schedule B or otherwise described in this Schedule 13D.

(c)—None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 hereof, has engaged in any transaction during the past 60 days in, any Shares, except as set forth on Schedule B or otherwise described in this Schedule 13D.

(d)— Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, none of the Reporting Persons nor any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e)—Not applicable.

Schedule B

Schedule B of the Schedule 13D is hereby amended by supplementing it with the following:

On June 14, 2024 and June 16, 2024, the Purchaser acquired 121,331 Shares and 520,000 Shares, respectively, in bilateral off-market transactions at a price of EUR 68.00 per Share.

THE INFORMATION IN THIS SCHEDULE 13D IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 17, 2024

Novartis BidCo AG

By:	/s/ Daniel Weiss		/s/ Bertrand Bugnon
	Name:	Daniel Weiss	Name:	Bertrand Bugnon
	Title:	As Authorized Signatory	Title:	As Authorized Signatory

Novartis Pharma AG

By:	/s/ Lukas Foertsch		/s/ Luca Hammel
	Name:	Lukas Foertsch	Name:	Luca Hammel
	Title:	As Authorized Signatory	Title:	As Authorized Signatory

Novartis AG

By:	/s/ David Quartner		/s/ Tariq ElRafie
	Name:	David Quartner	Name:	Tariq ElRafie
	Title:	As Attorney	Title:	As Attorney